September 27, 2007

Via Facsimile

Tamara Tangen- Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re: SoftNet Technology Corporation
File No. 0-07693

Dear Ms. Tangen:

Per our recent discussion regarding the timing of SoftNet’s response to the SEC comments in the above case I have spoken with the Company’s counsel and auditor.

The Company has recently undergone a few organizational changes, as well as, a change in the Company’s auditors. The Company feels it will be able to provide a formal response in 45 days. This time is required for the new auditor to complete an on-site examination of financial records the Company maintains at it’s principal offices in NJ. The auditor is located in Florida and has schedule the on site visit for mid-October.

Additional work will continue to prepare the response over the proposed time frame to meet the 45 day commitment.

Thank you for your assistance in this matter.

Sincerely,

/s/ James R. Booth

James R. Booth
\CEO

485 Rte. 1 South Iselin, NJ 08830 Building C Suite 350A Telephone 908-212-1799 www.softnettc.com